September 28, 2016 VIA EDGAR	Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 +1 415 773 5700 orrick.com
Cecilia Blye Chief Office of Global Security Risk Securities and Exchange Commission Mail Stop 4628 100 F Street, NE Washington, D.C. 20549	Brett Cooper E bcooper@orrick.com D +1 415 773 5918 F +1 415 773 5759

Re:	PDF Solutions, Inc. Form 10-K for Fiscal Year Ended December 31, 2015 Filed March 1, 2016 File No. 0-31311

Dear Ms. Blye:

PDF Solutions, Inc. (together with its subsidiaries, the “Company”) responds to your comment letter to Gregory C. Walker dated August 30, 2016. For ease of reference, we have repeated your comments below followed by the Company’s responses.

General

1.

Comment: You state on page 9 of the 10-K that in each of 2015, 2014 and 2013 Samsung accounted for 10% or more of your revenues. The Samsung website indicates that Samsung has a store in Sudan and that Samsung televisions are available in Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response: The Company advises the Staff that it has not during the period covered by the Company’s Form 10-K provided, and does not currently provide, and has no plans to provide, any services, products, information or technologies to Sudan or Syria, their governments or entities they control. The Company has not entered into any agreements or arrangements with Sudan or Syria and has no plans to enter into any such agreements or arrangements. Moreover, the Company does not maintain any offices or other facilities in Sudan or Syria, has no employees in either of those countries, and has no assets or liabilities associated with activities in either of those countries.

Cecilia Blye

September 28, 2016

The Company provides process-design integration technologies and services to affiliates of Samsung Electronics Co., Ltd. (collectively, “Samsung”), and the Company’s provision of those technologies and services to Samsung are made in compliance with applicable export control and economic sanctions regulations. The Company’s agreements with Samsung forbid Samsung to transfer the Company’s technologies to any other entity – including entities in Sudan and Syria.

The Company has export control and economic sanctions compliance policies and procedures in place and is committed to compliance with these legal requirements. The Company’s export compliance procedures include training for key personnel and procedures for screening customer agreements. In addition, the Company has a Code of Ethics that applies to all Company employees wherever they are located or doing business, and which sets forth the Company’s policy that all Company directors, officers, employees, agents, and contractors must comply with all applicable laws, regulations, rules, and regulatory orders of the cities, states, and countries in which the Company operates and, accordingly, that all Company directors, officers, and employees must comply with the laws, regulations, rules, and regulatory orders of the United States, including the Export Administration Regulations and U.S. economic sanctions measures administered by the Office of Foreign Assets Control.

2.

Comment: Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: As indicated in our response to Comment No. 1 above, the Company has not had any contacts with Sudan or Syria or any revenue, assets and liabilities associated with Sudan or Syria for the last three fiscal years and the subsequent interim period.

Cecilia Blye

September 28, 2016

If you have any questions about this filing or the Company’s responses, please contact me at (415) 773-5918 or bcooper@orrick.com.

Very truly yours, /s/ Brett Cooper Brett Cooper

Cecilia Blye

September 28, 2016

In connection with this response, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged:

/s/ Gregory C. Walker

Gregory C. Walker
PDF Solutions, Inc.